Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Market Announcements Office

Australian Securities Exchange

20 Bridge Street

Sydney, NSW 2000

3 February 2016

Dear Sir/Madam

Form 603 – Notice of initial substantial holder

The Board of Directors of TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (“the Company”) hereby lodges a Form 603 on behalf of its substantial shareholder. The creation of a substantial shareholder interest is due to the substantial shareholder’s participation in the share placement announced to market on 29 January 2016.

Please find attached the Form 603.

Best regards,

Blair Lucas

Company Secretary

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

603 page 1/2 15 July 2001

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To: Company Name/Scheme TBG Diagnostics Limited

ACN/ARSN ACN 010 975 612

1. Details of substantial holder (1)

Name Eternal Materials Co., Ltd

ACN/ARSN (if applicable)

The holder became a substantial holder on 27 / 01 / 2016

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	40,200,000	40,200,000	18.48%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Eternal Materials Co., Ltd	Registered Holder	40,200,000 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holders of relevant interest	Registered holder of Securities	Person entitled to be registered as a holder (8)	Class and number of securities
Eternal Materials Co., Ltd	Eternal Materials Co., Ltd	Eternal Materials Co., Ltd	40,200,000 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four month s prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Eternal Materials Co., Ltd	27-01-2016	$8,442,000		40,200,000 Ordinary Shares

603 page 2/2 15 July 2001

6. Associates

The reasons the person named in paragraph 3 above and associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Eternal Materials Co., Ltd	No. 578, Chien-Kung Road, Kaohsiung, Taiwan ROC 807

Signature

print name Edward Chang capacity Director, Finance

sign here E. Chang date 03 / 02 / 2016

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant issues (eg. A corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in Section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder in unable to determine the identity of the person (eg. If the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.